Filed Pursuant to Rule 433

Registration Statement No.

333-251074-01

Dated August 18, 2021

Southwest Gas Corporation

$300,000,000 3.18% SENIOR NOTES DUE 2051

Final Term Sheet

August 18, 2021

Issuer:	Southwest Gas Corporation

Title of Securities:	3.18% Senior Notes due 2051

Security Type:	Senior Unsecured Fixed Rate Notes

Ratings[1]:	Baa1/Stable by Moody’s Investors Service, Inc. A-/CreditWatch Negative by Standard & Poor’s Ratings Services A/Negative by Fitch Ratings Ltd.

Format:	Registered with the Securities and Exchange Commission

Trade Date:	August 18, 2021

Settlement Date (T+2):	August 20, 2021

Maturity Date:	August 15, 2051

Aggregate Principal Amount Offered:	$300,000,000

Net Proceeds to the Issuer:	$297,318,000 (after underwriting discount)

Benchmark Treasury:	2.375% due May 15, 2051

Benchmark Treasury Yield:	1.901%

Spread to Benchmark Treasury:	T+128 basis points

Re-offer Yield:	3.181%

Coupon:	3.18% per annum

Price to the Public (Issue Price):	99.981% of the principal amount

Interest Payment Dates:	Semi-annually on February 15 and August 15 of each year, beginning on February 15, 2022

Redemption Provisions:	At any time prior to February 15, 2051 (six months prior to the maturity of the notes), at a discount rate of Treasury rate plus 20 basis points; and on or after February 15, 2051 (six months prior to the maturity date of the notes), 100% of the principal amount plus accrued and unpaid interest to but excluding the redemption date

CUSIP / ISIN:	845011AD7 / US845011AD75

Minimum Denomination:	$2,000, and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC BofA Securities, Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers:	Penserra Securities LLC Samuel A. Ramirez & Company, Inc.

[1]

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement on December 2, 2020 (including a prospectus dated December 2, 2020) and a preliminary prospectus supplement, dated August 18, 2021 (the “Preliminary Prospectus Supplement”), with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. These documents are publicly available by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement if you request it by calling BNY Mellon Capital Markets, LLC toll free at 1-800-269-6864, BofA Securities, Inc. toll free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533 at or Wells Fargo Securities, LLC toll free at 1-800-645-3751.